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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

        The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 1999, 2000, 2001, 2002, and 2003 and for the quarters ended March 31, 2003 and 2004. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts. Fixed charges are the sum of (i) interest costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 17.5%.

	Year ended December 31,					Quarter ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Net loss	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(122,808)	$(30,810)	$(37,273)
Interest expense on indebtedness	5,678	6,052	6,081	6,011	5,975	1,543	1,259
Interest expense on portion of rent	168	193	403	350	779	127	337

Earnings	$(25,053)	$(37,798)	$(65,488)	$(103,426)	$(116,054)	$(29,140)	(35,677)
Interest expense on indebtedness	5,678	6,052	6,081	6,011	5,975	1,543	1,259
Interest expense on portion of rent	168	193	403	350	779	127	337

Total fixed charges	$5,846	$6,245	$6,484	$6,361	$6,754	$1,670	$1,596
Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Coverage deficiency	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(122,808)	$(30,810)	$(37,273)

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio of earnings to fixed charges)